1451 Route 34
Suite 303
Farmingdale, New Jersey 07727

December 11, 2020

VIA EDGAR
Office of Real Estate & Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Cherry Hill Mortgage Investment Corporation
Registration Statement on Form S-3 (File No. 333-251078)

Dear Ms. Gorman:

Reference is made to our letter, filed as correspondence via EDGAR on December 8, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on Friday, December 11, 2020, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

Please contact David S. Freed of Vinson & Elkins L.L.P. at (212) 237-0196 with any questions you may have concerning this request.

[Signature page follows]

Very truly yours,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Michael Hutchby
Name: Michael Hutchby
Title: Chief Financial Officer, Treasurer and Secretary